

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

June 11, 2010

Via U.S. Mail and Fax (405) 552-4550
Mr. Danny J. Heatly
Vice President, Accounting
Devon Energy Corporation
20 North Broadway
Oklahoma City, Oklahoma 73102-8260

      Re: **Devon Energy Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed February 25, 2010
             Schedule 14A Filed April 28, 2010
             Response Letters Dated April 14, 2010 and April 22, 2010
             File No. 1-32318

Dear Mr. Heatly:

      We have reviewed your filings and response letters and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Preparation of Reserves Estimates and Reserves Audits, page 20

1.   We note your response to prior comment four from our letter dated March 31, 2010, including your statement that the Director of the Reserve Evaluation Group "has experience in reserves estimation" for projects in specified areas. Please enhance your disclosure to provide details regarding this experience. For example, please describe his role in such projects. Also, we note that the disclosure on page 20 of your Annual Report on Form 10-K states that the Director and key members of the Group have qualifications that "include any or all of" the bulleted items on page 20. Please clarify which of these bulleted items apply specifically to the Director. Provide us with a revised version of your proposed enhanced disclosure.

Proved Oil, Natural Gas and NGL Reserves

Proved Undeveloped Reserves, page 23

2.   We note your response to our prior comment five with regard to your proved undeveloped reserves related to your Jackfish project. Please address the following additional comments regarding this project:

- Your response states that the development schedule for the Jackfish proved undeveloped reserves extends through the year 2025. Please provide us with a summary of the development plan(s) with narrations to explain the extended stages of the Jackfish project(s).
- Your response also refers to the Jackfish field as a single development project. Please clarify whether you consider the development of the Jackfish field to be one development project or several separate projects. We refer you to the interpretation in Question 108.01 of the Oil and Gas Rules Compliance and Disclosure Interpretations released on October 26, 2009.
- Please address the consequences of early termination of the Jackfish project in terms of loss capital verses reduced return on capital. Explain whether a final investment decision has been made on the entire project, not just on Phase I of the project. We refer you to the interpretation in Question 131.04 of the Oil and Gas Rules Compliance and Disclosure Interpretations released on October 26, 2009.
- Please provide us a detailed map of the Jackfish field which identifies the portion of the field which you have or are in the process of developing and the portion that remains undeveloped.
- Please explain the significant terms of the Jackfish lease contract, including the expiration date.

Proved Reserves Cash Flows, page 24

3.	We note your response to our prior comment seven which states that your year-
end costs included in future net revenues are estimated using averages of several
prior months' actual costs. Tell us how your methodology complies with the
guidance under ASC Topic 932-235-50-31B that states these costs shall be
computed by estimating the expenditures to be incurred in developing and
producing the proved oil and gas reserves at the end of the year, based on year-
end costs and assuming continuation of existing economic conditions. In this
respect, explain how your use of average actual costs incurred provides a basis
which enables you to determine current costs as of your year-end.

Exhibits 99.1, 99.2 and 99.3

4.	We note your response to prior comment one from our letter dated April 8, 2010.
We may have further comments after the completion of our discussions with
Ryder Scott Company.

5.	We note your response to prior comment eight from our letter dated March 31,
2010, including your statement that "We will ensure that in our future filings such
third-party reports include a declarative statement that is more easily identified."
Please provide us with an example of the enhanced disclosure.

6.	Please obtain revised reports that disclose the relevant benchmark prices and
weighted average prices from the total company reserve report. See Item
1202(a)(8)(v) of Regulation S-K. Such weighted average prices should be
provided by the geographic area required to be provided in the reserves table
pursuant to Item 1202(a)(2) of Regulation S-K. We note that the report in Exhibit
99.1 states the benchmark prices but not the adjusted weighted average prices
from the relevant reserve report; Exhibit 99.2 does not state either the benchmark
prices or the adjusted weighted average prices; and Exhibit 99.3 refers to
"hydrocarbon prices … in affect [sic] at December 31, 2009." Also, please
enhance the disclosure in the Exhibit 99.3 report to clarify the methodology used
for calculating the prices. For example, the reference at page 16 of such report to
the hydrocarbon prices in effect at December 31, 2009 does not appear to comply
with Rule 4-10(a)(22) of Regulation S-X.

Schedule 14A Filed April 28, 2010

7.   We note your disclosure in response to Item 402(s) of Regulation S-K, and specifically your statement on page 32 that "the Committee believes the total executive compensation program does not encourage executives to take unnecessary or excessive risk." Please describe the process you undertook to reach this conclusion.

Related Party Transactions, page 14

8.   We note your disclosure regarding related party transactions. Please provide the disclosure required by Item 404(b) of Regulation S-K.

Compensation Discussion and Analysis, page 21

Compensation Decisions in 2009, page 29

Long-Term Incentives, page 31

9.   We note your disclosure regarding the approval of long-term equity grants for 2009. Please expand your disclosure to describe all the "other factors" that your compensation committee considered with respect to such grants, or tell us why such other factors were not material.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Bob Carroll at (202) 551-3362, or Chris White at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Norman Gholson at (202) 551-3237, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

                                Sincerely,

                                H. Roger Schwall
                                Assistant Director